[Letterhead of Orrick, Herrington & Sutcliffe LLP]

July 25, 2012

By Hand and Facsimile

Ms. Katherine W. Hsu

Office Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	American Express Credit Account Master Trust
Amendment No. 1 to Registration Statement on Form S-3
Filed July 12, 2012 (File Nos. 333-179309; 01-03)

Dear Ms. Hsu:

On behalf of American Express Receivables Financing Corporation II (“RFC II”), American Express Receivables Financing Corporation III LLC (“RFC III”), American Express Receivables Financing Corporation IV LLC (“RFC IV” and, together with RFC II and RFC III, the “Depositors”), as depositors to the American Express Credit Account Master Trust (the “Trust”), we are responding to your telephone comment, submitted on July 19, 2012, to Amendment No. 1 to Registration Statement on Form S-3, filed on July 12, 2012 by the Depositors and the Trust (the “Registration Statement”).

For your convenience, your comment has been reproduced below, followed by our response.

Comment:	On April 3, 2012, a federal district court in the Southern District of New York ruled, in denying a motion to dismiss, that the Trust Indenture Act of 1939 applies to mortgage-backed securities in the form of certificates. Please describe what consideration you have given to its application.

Response:	The Depositors have considered the potential application of the federal district court ruling in Retirement Board of the Policemen’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, No. 11-CV-05459-WHP, 2012 U.S. Dist. LEXIS 47133 (S.D.N.Y. Apr. 3, 2012) to the pooling and servicing agreement related to the Trust (the “Pooling and Servicing Agreement”). In that ruling on a motion to dismiss (the “Ruling”), District Judge Pauley of the United States District Court for the Southern District of New York held that the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), was applicable to a pooling and servicing agreement, and that the mortgage-backed certificates thereunder were not exempt under Section 304(a)(2) of the Trust Indenture Act. The Ruling is currently the subject of a motion for reconsideration or, alternatively, certification for interlocutory appeal.

The Ruling (i) appears to be contrary to guidance provided by the Division of Corporation Finance as posted on the Securities and Exchange Commission’s website as Division of Corporation Finance Interpretive Response 202.01 regarding the Trust Indenture Act of 1939 - Last Update: March 30, 2007 - Section 202. Section 304(a)(2) (see also Harbor Financial, Inc., SEC No-Action Letter, LEXIS 1463 (Oct. 31, 1988)), (ii) appears to be contrary to more than three decades of market and Securities and Exchange Commission practice and (iii) raises several significant interpretive issues under the Trust Indenture Act that would have to be resolved before a depositor could apply the Trust Indenture Act to mortgage or asset-backed certificates, such as how the conflict of interest provisions would apply to a common law trust and, since there are no “events of default” in a typical pooling and servicing agreement, what, if any, events might trigger application of those conflict of interest provisions (and certain other provisions of the Trust Indenture Act). The Depositors are not aware of any other case law to the effect that the Trust Indenture Act is applicable to mortgage or other asset-backed certificates or the agreements under which such certificates are issued. The Ruling also is not binding on other United States federal district courts within the Second Circuit, including federal district courts within the Southern District of New York, unless and until the United States Court of Appeals for the Second Circuit affirms the Ruling. The Depositors, however, recognize that Interpretive Response 202.01 now contains a note, dated May 3, 2012, from the staff of the Securities and Exchange Commission that they are considering Interpretive Response 202.01 in light of the Ruling. The Depositors confirm that they will monitor developments regarding this case and Interpretive Response 202.01 and will make changes to the disclosure in the future, if appropriate.

The Depositors believe that, even if the Trust Indenture Act were ultimately determined to apply to the Pooling and Servicing Agreement, and assuming the interpretive issues mentioned above were resolved appropriately, investors in the certificates issued under the Pooling and Servicing Agreement should not be exposed to additional risk or otherwise be adversely affected as a result of such determination.

Based on the analysis described above, the Depositors do not believe it would be appropriate at this time to include additional disclosure in the form of prospectus included in the Registration Statement to address the Ruling.

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5077.

Very truly yours,

/s/ Alan M. Knoll

Alan M. Knoll

cc:	Rolaine Bancroft, Securities and Exchange Commission
Hughes Bates, Securities and Exchange Commission
Carol V. Schwartz, American Express Company
Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP

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